Exhibit 3.1

AMENDMENT NO. 1 TO

SECOND AMENDED AND RESTATED BYLAWS OF

SAREPTA THERAPEUTICS, INC.

(a Delaware corporation)

Effective as of September 12, 2024, the Second Amended and Restated Bylaws (the “Bylaws”) of Sarepta Therapeutics, Inc., a Delaware corporation, are hereby amended by replacing the text of Article III, Section 3.02 with the following:

“The authorized number of directors shall be determined from time to time by resolution of the Board, provided the Board shall consist of a minimum of one (1) and a maximum of nine (9) members. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.”

Except as specifically amended herein, the Bylaws shall remain in full force and effect.

* * * *